SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE COMPLIANCE AND AUDIT COMMITTEE OF BRASKEM S.A.

INTERNAL REGULATIONS OF THE COMPLIANCE AND AUDIT COMMITTEE

OF BRASKEM S.A.

1. Objectives

The Compliance and Audit Committee ("CAE" or "Committee") of Braskem S.A. ("Braskem" or "Company") is the statutory and permanent advisory body to Braskem's Board of Directors ("CA" or "Board") in relation to the matters described in item 3 of these Internal Rules ("Rules").

The CAE is subject to the applicable laws and regulations, in particular Law 6,404/76 ("LSA"), CVM Resolution 23/21, the Shareholders' Agreement filed at the Company's headquarters ("Shareholders' Agreement"), the Company's Bylaws ("Bylaws") and these Bylaws approved and amended from time to time by the Company's Board of Directors, and shall also, to the extent applicable and applicable, comply with the provisions of the Sarbanes-Oxley Act ("SOX"), the rules issued by the Securities and Exchange Commission ("SEC") and the rules of the New York Stock Exchange ("NYSE"). In the exercise of their duties, the members of the Committee shall act in accordance with the Company's mission and values and conduct their work in accordance with the best Corporate Governance practices. It shall be incumbent upon the members of the CAE to comply with and enforce these Rules, the Shareholders' Agreement and the Bylaws, and shall perform their duties in compliance with the duties of loyalty and diligence and maintain the confidentiality of the information to which they have access. The same duties and responsibilities imposed by law apply to the members of the CAE – in particular, by the LSA or by the Bylaws and Shareholders' Agreement, to the Company's managers.

The CAE has operational autonomy and annual budget allocation, within limits approved by the Board, to effectively implement its duties described in item 3 below, including, when necessary, to conduct or determine the performance of consultations, evaluations and investigations within the scope of such duties, and will report directly to the Board, acting independently of the Board of Directors.

The resolutions of the CAE are advisory in nature and will be presented to the Board of Directors as recommendations, accompanied by the materials and grounds that support them, observing the topics evaluated exclusively by the CAE, as provided for in these Rules.

The scope of the duties of the CAE detailed in these Rules may be extended to the Company's Subsidiaries, when necessary for the full exercise of their duties as Braskem's compliance and audit committee, observing, in any case, the Bylaws, the Shareholders' Agreement and the applicable legislation.

2. Duties and Powers of the Compliance and Conformity Officer

2.1. The Company shall maintain an area dedicated to compliance activities, which shall be led by the non-statutory Compliance and Conformity Officer, with hierarchical and functional reporting to the Board of Directors and the CAE, and to which shall be assured the necessary powers and budget, approved by the Board of Directors, to ensure compliance, independently, of their functions, which include, in addition to Compliance, Internal Audit, Internal Controls and Risk Management.

2.2. The Compliance and Conformity Officer shall have the autonomy to carry out the necessary approvals within his area of operation, limited to the annual budget approved by the Board of Directors and in compliance with the delegation of authority guidelines in force at the Company, and shall comply with these Rules, the Bylaws, the Shareholders' Agreement and the resolutions of the Company's Board of Directors.

2.3. It shall be incumbent upon the Coordinator of the CAE to agree, monitor and evaluate, after hearing the other members of the CAE and the Chief Executive Officer, its Action Program ("PA"), as well as to monitor and evaluate its implementation and the judgment of its performance.

3. Attributions

3.1. The CAE is responsible for:

i.	To support the Board of Directors in matters related to Braskem's commitment to act ethically, with integrity and transparency, in line with the best global practices, standards, regulations and applicable laws, as well as to monitor and recommend corrections or improvements and to monitor compliance with the guidelines set forth in the Company's Policies regarding compliance, auditing and risk management, Among them:

• compliance system;

• anti-corruption;

• Internal controls;

• internal audit;

• Risk management;

• related parties;

• indemnity;

• free competition; e

• Code of conduct.

ii.	Submit to the Board of Directors, annually, the CAE program for the fiscal year, which will include, among others, (a) the alignment of the CAE goals for the year, to be subject to consideration and deliberation by the Board of Directors, without prejudice to others that, eventually, the CAE deems appropriate to submit to the Board of Directors; and (b) the budget of the CAE and the Compliance area, including the Internal Audit area, compatible with the scope of its activities and demands, including the resources necessary for the implementation and management of the professional improvement plan and continuous training of its members and the Compliance and Conformity Officer and team;
iii.	Issue an opinion to the Board of Directors on the choice and dismissal of the independent auditors of Braskem and Braskem's Subsidiaries or Affiliates;
iv.	Issue an opinion to the Board of Directors on the remuneration of the Company's independent auditor for carrying out the independent audit;
v.	To approve the choice, hiring, replacement and remuneration of Independent Auditors to perform extra-audit services, subject to the provisions of the "Policy on Hiring Independent Auditors";
vi.	Approve, annually, (i) the work plan of the Independent Auditors; and (ii) the list of pre-approved services that may be provided in a given fiscal year by them;
vii.	Supervise and monitor the performance of the Independent Auditors, who must report directly to the CAE, in the preparation and issuance of audit reports of Braskem's financial statements, as well as in any other audit, accounting review and certification service, including, without limitation, the assessment of (a) the integrity of the financial statements; (b) compliance with the legal and regulatory requirements applicable to Braskem; and (c) the independence and quality of the services provided, including their adequacy in relation to Braskem's needs;
viii.	Monitor the implementation of the recommendations issued by the Internal Audit and the Independent Auditors, following deadlines, responsible parties and remediation efforts;
ix.	Monitor the quality and integrity of quarterly information, interim statements and financial statements, including judicial and administrative contingencies;

x.	Monitor the integrity and quality of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of the usual reports of the financial statements;
xi.	To meet periodically with the Company's management and with the Independent Auditors, as well as to propose and mediate the resolution of conflicts that may exist between the parties in the preparation of the financial statements, including, but not limited to, difficulties related to the audit;
xii.	Hold, when appropriate, executive sessions with the Internal Audit and Independent Auditors, with the presence of the Compliance and Conformity Officer, except for those in which there is a conflict of interest or when the CAE decides, by majority, to hold an executive session without the presence of members of management, to discuss relevant risks, critical estimates, deficiencies in control and independence;
xiii.	Evaluate, prior to the resolution by the Board of Directors, the approach and methodology to be applied for the assessment of the Company's risk exposure, as well as the criteria and limits used for prioritizing the risks to be reflected in the Global Corporate Risk Map, as well as reviewing them every two years or at a shorter interval, if necessary;
xiv.	Evaluate, prior to the resolution by the Board of Directors, the impact and probability scales for risk assessment whenever there is any relevant change, as well as, annually, the Global Corporate Risk Map;
xv.	Evaluate and monitor, on a permanent and effective basis, exposure to risks, including the Global Corporate Risk Map and Treatment Plans, the compliance system, internal control systems and compliance with laws, rules and regulations, as well as the Company's Policies, and may also request detailed information on Policies and procedures related to management compensation; the use of the Company's assets; and expenses incurred on behalf of the Company;
xvi.	Monitor the treatment of priority risks in the Global Corporate Risk Map;
xvii.	Evaluate, prior to the resolution by the Board of Directors, the annual Internal Audit plan;
xviii.	Supervise the quality and integrity of the work and the adequacy of the activities of the Compliance system, including Internal Controls, Compliance, Risk Management, Internal Audit, as well as the activities of the area responsible for preparing the Company's financial statements;

xix.	Supervise the effectiveness of the Company's Internal Controls, including those related to financial reporting, with special attention to significant and material deficiencies identified by the Internal Audit or the Independent Auditors;
xx.	Evaluate internal control reports, monitor remediation actions and follow up on formal communications issued by the Independent Auditors (including letters of recommendation) and Management's responses;
xxi.	Evaluate, prior to the resolution by the Board of Directors, matters of the Compliance system that may be submitted to the Board of Directors by those responsible for Compliance, Risks, Internal Controls and Internal Audit;
xxii.	Conduct, monitor and review the results of investigations on matters that are within the scope of its duties or when it involves the Compliance and Conformity Officer or any Member of his team, in addition to assessing the results of investigations involving members of the Board of Directors and the Executive Board;
xxiii.	Propose to the Board of Directors the creation of complementary policies necessary for the performance of the CAE, as well as the updating of the Company's policies related to compliance, and promote their implementation with an educational, awareness-raising and preventive focus;
xxiv.	Seek the continuous improvement of Braskem's Compliance system, promoting interaction with recognized national and international entities focused on the best compliance practices;
xxv.	Interact with Members, Independent Auditors, legal advisors and other external advisors, as necessary, to improve the Company's compliance practices;
xxvi.	To make the CAE's experience available to the Company's Members and its subsidiaries, aiming at improving compliance in their respective businesses;
xxvii.	To evaluate, prior to the resolution by the Board of Directors, the adequacy of transactions subject to the approval of the Board of Directors between the Company and its related parties, as provided for in the Company's Bylaws and in the Policy on Transactions with Related Parties, subject to the provisions of item 3.2 of these Rules, as well as to carry out its monitoring, including the respective disclosures, together with the Executive Board and the Internal Audit area, considering the report to be submitted quarterly by the Corporate Governance Area, consolidating the relevant information of the transactions with related parties entered into in the period, as reported by the contracting areas;

xxviii.	Verify, at least every six months, the adherence of the Company's securities trading carried out by Members who are signatories of the Individual Investment Plans ("PIIs") and the Individual Divestment Plans to the commitments assumed by such Members in the respective plans formalized by them before the Company's Investor Relations Officer;
xxix.	To give an opinion, prior to the resolution by the Board of Directors, on the Framework, the execution of the Indemnity Instrument, as well as on the respective Expenditures in the cases of competence of the Board of Directors (as defined in the Company's Indemnity Policy);
xxx.	Evaluate the Framework and approve the execution of an Indemnity Instrument, when applicable, with Statutory Officers and Former Statutory Officers, Fiscal Council Members and Former Fiscal Councilors, Senior and Former Senior Tax Officers, as well as on the respective Expenses (as defined in the Company's Indemnity Policy);
xxxi.	To monitor every six months the Expenditures arising from Indemnity Instruments that have been granted by the CAE;
xxxii.	Evaluate, prior to the resolutions submitted to the Board of Directors, the results of due diligences classified as very high risk or high risk, whose transactions were not recommended by the compliance area, in matters subject to approval by the Board of Directors, as provided for in the Bylaws;
xxxiii.	Ensure the existence of procedures for receiving, retaining and handling complaints, including anonymous and confidential complaints, filed by Company members or third parties, in relation to accounting practices, internal controls, issues related to the Company's audit or any other complaint of questioning compliance with legal or regulatory provisions or with the Company's internal rules;
xxxiv.	Supervise the effectiveness of the Company's Ethics Line channel, ensuring confidentiality, operational independence, non-retaliation against whistleblowers and the quality of the treatment of the manifestations received;
xxxv.	Periodically review the consolidated reports of complaints, ensuring the adoption of appropriate corrective measures;
xxxvi.	Meet quarterly with the Chief Compliance and Conformity Officer to monitor the implementation of the Company's compliance program, assess the main compliance risks identified, discuss the progress of relevant internal investigations and review the effectiveness of internal controls related to compliance, as provided for in Clause 4.7.1 of these Rules;

xxxvii.	Assess, in line with the opinions of (i) the Compliance and Conformity Officer and the Legal Officer of Braskem or, extraordinarily, due to their possible impediment, (ii) of external legal service, the obligation to communicate to any authorities or third parties the existence of any irregularities identified in an internal investigation;
xxxviii.	Assist in the determination, only when there is no consensus in the Ethics Committee, as to whether there is a real or apparent conflict of interest ("Conflict"), as defined in Braskem's Global Compliance System Policy on this matter and, based on the verification of its existence, define a Conflict mitigation plan;
xxxix.	Review, approve and define, with the support of the Chief Compliance and Conformity Officer, the mitigation plans for Conflicts, actual or perceived, communicated by members of the Board of Directors;
xl.	To propose to the Ethics Committee the resolution of the matters that are forwarded by it to the CAE;
xli.	To support the Board of Directors in the assessment of the reasons for the compliance with the independence criteria of the candidates for members of the Board of Directors and the CAE established by legislation and in accordance with CVM Resolution 23/21, when applicable, at the time of the call for the Meeting that will elect them, or, in the case of external members, at the meeting of the Board of Directors that will elect them and, in the years following their election, if the Directors and external members of the CAE declared independent remain within the applicable independence criteria, as well as indicate and justify any circumstances that may compromise their independence;
xlii.	To meet periodically with the Fiscal Council to share relevant matters and audit findings, observing the statutory competencies of each body;
xliii.	Approve, annually, the calendar for holding the ordinary meetings of the following year;
xliv.	To approve, annually, the basic agenda of the ordinary meetings of the next fiscal year, at the proposal of its coordinator, contemplating the activities of the CAE and others necessary to meet the work requests defined by the CA;
xlv.	Prepare a summary annual report, to be presented together with the financial statements, as well as the detailed annual report containing a description of: (a) its activities, the results and conclusions reached and recommendations made; and (b) any situations in which there is a significant divergence between the Company's management, the Independent Auditors and the CAE in relation to the Company's financial statements. The Company shall maintain, at its headquarters and at the disposal of the CVM, for a period of five (5) years, the detailed annual report prepared by the CAE; e

xlvi.	Perform any other functions assigned to the audit committee in CVM Resolution 23/21, SOX or any other laws or regulations that replace or complement them.

3.2. Transactions between the Company and the post-employment benefit plan entity, whose beneficiaries are the employees of both entities, will be evaluated by the People and Organization Committee, due to the affinity of these transactions with the theme of people and organization, prior to consideration by the Board.

3.3. To exercise its powers and attributions, the CAE may:

i.	To hire and use, acting externally and independently, legal services with third parties, in particular situations; consultants or other professionals, if deemed necessary for the proper performance of their duties, including to conduct investigations. The contracting process must comply with Braskem's competent authority and guiding documents on the subject;
ii.	Receive the necessary subsidies from the Finance and Compliance areas and other areas, as applicable, and seek other information deemed relevant to the performance of their duties with Members, who will be instructed to cooperate with the requests of the CAE or hired advisors; e
iii.	Meet with the Members, Independent Auditors, legal advisors and other external consultants, when necessary for the performance of their duties.

4. Operation of the CAE

4.1. Composition and Term of Office

The CAE is composed of five (5) members chosen by the Board of Directors, for a term of two (2) years, who shall hold their positions for a maximum of ten (10) years, and one of its members shall be appointed to the position of Coordinator of the CAE, who shall be an external, independent member who is not a representative of the shareholders who are signatories to the Shareholders' Agreement.

The participation of Officers of the Company, its subsidiaries, parent company, affiliates or companies in common control, direct or indirect, in the composition of the CAE is prohibited.

Subject to CVM Resolution 23/21, the CAE must have in its composition (i) the majority of independent members, understood as those who meet the independence criteria provided for in CVM Resolution No. 23/21 and listed in item 4.2. below; and (ii) at least one (1) member of the Company's Board of Directors, who does not participate in the Board of Executive Officers.

For the sake of clarity, and except for the provisions of item (ii) above, the CAE may also be composed of persons who are not members of the Board of Directors or even the Company's staff.

The CAE must have at least one (1) external member, understood as one who is not a member of the Board of Directors or a member of the Company. The external member, coordinator of the CAE, must necessarily be independent, pursuant to CVM Resolution 23/21, being chosen by the Board of Directors from among those indicated in a list, to be submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and the nomination of names by shareholders is not allowed. Cases of reelection will be deliberated by the Board of Directors, and it is not necessary to conduct a new selection process.

At least one of the members of the CAE must have recognized experience and knowledge, including in the areas of corporate accounting, auditing and finance, which characterizes him or her as a financial expert and independent, under the terms of CVM Resolution 23/21 or any other that may replace it, from the U.S. laws applicable to the Company and listing rules to which the Company is subject, the financial specialist may or may not be a member of the Board of Directors ("Expert Member").

The members of the CAE must meet the requirements of Article 147 of the Corporations Law and the term of office of the members of the CAE must coincide with the term of office of the Board. If a member of the Board of Directors ceases to hold the position of Board Member permanently before the end of the respective term of office, the Chairman of the Board of Directors must appoint his or her replacement, for the consideration of the Board of Directors, in a timely manner.

The role of member of the CAE is non-delegable.

Having exercised a term of office for any period, the members of the CAE may only rejoin such body in the Company after at least three (3) years have elapsed from the end of the term of office.

If an external member of the CAE ceases to hold his position permanently before the end of his or her term of office, the Chairman of the Board of Directors must appoint, exceptionally and temporarily, his or her replacement, for the consideration of the CA, in a timely manner. Within sixty (60) days, extendable for another sixty (60) days, as of the vacancy of an external member, the Chairman of the Board of Directors shall submit to the Board of Directors a list of potential independent candidates pursuant to CVM Resolution 23/21, according to a survey prepared by a specialized company with proven experience, and the nomination of names by shareholders is not allowed.

The replacement of a member of the CAE must be communicated to the CVM within seven (7) business days or ten (10) calendar days from the date of its replacement, whichever is shorter.

4.2. Independence Criteria CVM Resolution 23/21

The majority of the members of the CAE must meet the following independence criteria, pursuant to CVM Resolution 23/21:

i.	may not be, or have been, in the last five (5) years: a) an officer or employee of the Company, its parent company, subsidiary, affiliate or company in common control, direct or indirect; or b) partner, technical manager or member of the work team of the Independent Auditor – Legal Entity; e
ii.	It cannot be a spouse, relative in a direct line or collateral line, up to the third degree, and by affinity, up to the second degree, of the persons referred to in item "I" above.

4.3. Expert Member Qualification:

The CAE Expert Member must prove his experience through:

i.	knowledge of generally accepted accounting principles and financial statements;
ii.	ability to evaluate the application of these principles in relation to key accounting estimates;
iii.	experience preparing, auditing, analyzing or evaluating financial statements that have a level of scope and complexity comparable to those of the Company;
iv.	educational background compatible with the knowledge of corporate accounting necessary for the activities of the CAE; e
v.	knowledge of internal controls and corporate accounting procedures.

Compliance with the above requirements must be proven by means of documentation kept at the Company's headquarters, available to the CVM, for a period of five (5) years from the last day of the CAE member's term of office.

4.4. Coordination

The CAE Coordinator will have the following duties:

i.	Approve the changes in the direct reports of the Compliance and Conformity Officer, and inform the other members of the CAE and the Company's Chief Executive Officer;

ii.	Submit annually to the CAE for approval the CAE program, previously aligned with the other members of the CAE, and supervise its implementation;
iii.	Propose to the CAE, when necessary, changes in the Basic Agenda and in the approved Annual Calendar, considering the recommendations of the other members of the CAE;
iv.	Ratify the agenda of the regular meetings of the CAE, before its forwarding, by the Executive Secretary of the CA ("Secretary of Governance" or "S-CA"), to the members of this Committee;
v.	Call, conduct and coordinate the meetings of the CAE;
vi.	To define the need for extraordinary meetings, proposing the dates for their accomplishments and respective agendas, respecting the right of the other members to request the convening of these meetings;
vii.	Ensure that the call, agenda and support material of the meetings are forwarded to the members of the CAE, by the S-CA, within the period stipulated in these Rules;
viii.	Invite members of the Board of Directors, members of the Fiscal Council, the Chief Compliance and Conformity Officer, Braskem's managers, other Members, external consultants, as well as any other persons who hold information relevant to the purpose of the meeting to participate in the meetings of the CAE, when necessary or convenient. The invitation must be made with the support of the S-CA;
ix.	Forward to the CA the analyses, opinions and reports prepared within the scope of the CAE and that must be submitted to the CA;
x.	Inform the members of the Board of Directors about the relevant aspects of the implementation and monitoring of the compliance system, the risk management work, as well as acts or facts, identified in the exercise of the CAE's functions, which may impact on the matters which the Board of Directors must deliberate, including errors, fraud and crimes;
xi.	Immediately inform the members of the Fiscal Council of any acts or facts identified in the exercise of the CAE's functions that may impact on the matters on which the Fiscal Council must give an opinion, including errors, fraud and crimes;
xii.	Present to the CA, at least quarterly, the matters and decisions of the CAE;
xiii.	Coordinate the holding of quarterly meetings with the Compliance and Conformity Officer, ensuring that they are guided in accordance with Clause 3.7.1 of these Rules;

xiv.	Assess and process requests for inclusion of matters on the CAE agenda presented by the Compliance and Conformity Officer, as provided for in Clause 3.7.1 of these Rules, ensuring the timely assessment of the requested matters;
xv.	Report to the Fiscal Council, at least quarterly, the activities of the CAE;
xvi.	Attend the Company's Annual Shareholders' Meeting or the Extraordinary Shareholders' Meetings, alone or accompanied by other Members of the CAE, when necessary or convenient;
xvii.	Ensure that the minutes of the meetings are forwarded to the members of the Committee, for consideration, within seven (7) business days after the meeting; e
xviii.	To present to the Board of Directors any proposals for updating these Rules, after alignments with the other members of the CAE.

4.5. Annual Evaluation of the Committee and Support Structures

The CAE will annually carry out a formal evaluation of its performance, including an analysis of the fulfillment of its objectives, the effectiveness of its meetings, governance processes and practices, as well as the level of contribution of each member to the collegiate performance.

The CAE will also annually evaluate the performance of the Internal Audit, the Independent Audit and the administrative structure responsible for supporting and secretariating the Committee's work, reporting to the Board of Directors the results of these evaluations, recommendations and any improvement plans.

4.6. Remuneration

The compensation of the members of the CAE will be defined by the CA and, observing the policies and practices approved by the CA, it must offer direct consideration to its members for the services provided and recognize and reflect the demand for time, responsibilities and complexity inherent to the position.

4.7. Meetings

The CAE develops its activities through work meetings and, for this purpose, meets ordinarily, at least 6 (six) times a year, according to the approved Annual Calendar and, extraordinarily, whenever the CAE Coordinator or any of its members deems it necessary, in alignment with the CAE Coordinator, or when required by the circumstances, always in such a way that the accounting information is appreciated before its disclosure.

The CAE will hold executive sessions, at least every six months, with the internal audit and the Independent Auditors, without the presence of management, to discuss critical issues, relevant risks, deficiencies in internal controls, sensitive accounting estimates and the independence of the auditors.

The ordinary meetings of the CAE to consider matters of deliberation of the Board of Directors shall preferably be held at least seven (7) days in advance of the dates scheduled for the Meetings of Braskem's Board of Directors ("RCA" or "RCAs"), which may be in a shorter period of time, but always prior to the holding of the RCAs.

The calls, agendas, as well as the support materials for the meetings must be made available to the members of the Committee, by the S-CA, at least seven (7) calendar days in advance of the date of the meeting, unless the majority of its members set a shorter deadline, but not less than forty-eight (48) hours, in which case a duly instructed agenda must be made available.

The meetings of the CAE shall be held, preferably, at Braskem's main office, and may be held remotely, by means of telephone conference, videoconference or by any other means of communication that allows the identification of the member of the Committee and simultaneous communication with all other persons present at the meeting, and recording is not allowed. In case of remote meetings, it will be the individual and exclusive responsibility of each member of the CAE to adopt all necessary measures to ensure the strict confidentiality of the meetings, and access by persons not authorized by the CAE Coordinator to any information handled in the meeting is strictly prohibited. The means of communication to be used by the member of the Committee must be the one indicated by the Company's Information Security Area. If it is impossible to use the indicated means, it will be up to the member of the Committee to inform S-CA in advance of the means of communication that will be used, so that the Information Security Area can carry out the validation.

Preferably, all members of the CAE should be present at all meetings, whether in person or by means of telephone conference, videoconference or any other means of communication. The minimum quorum for the installation of meetings must be more than half of the members. The member of the CAE who is unable to attend the meeting must inform the CAE Coordinator in advance and indicate, if applicable, which member will represent him.

The decisions or recommendations of the CAE are made by the majority of its members and must be recorded in minutes prepared by the S-CA and, after being validated by the members of the CAE, made available on Braskem's Governance Portal. The minutes must be filed by the Corporate Governance area at the Company's office or in external custody.

The members of the CAE may record in the minutes their observations, recommendations or divergent votes in relation to the matters under consideration. The registration of the divergence is an individual right and must be included in full in the corresponding minutes.

The Compliance and Conformity Officer shall have the right to request the CAE Coordinator to include specific matters in the agenda of the Committee's meetings, by means of a reasoned written communication, at least five (5) business days prior to the date of the meeting. The CAE Coordinator shall include the matter in the agenda of the next ordinary meeting or, in cases of justified urgency, call an extraordinary meeting to consider the matter.

The CAE shall, prior to the assessment of matters related to compliance policies, structure of the compliance area, budget of the compliance area and performance evaluation of the compliance program, request an advisory opinion from the Compliance and Conformity Officer. The opinion must be submitted within 10 (ten) business days from the request and will be non-binding, and the CAE must justify any deliberation diverging from the opinion.

The Compliance and Conformity Officer will be a permanent guest at the CAE's meetings, and may participate in all sessions, except those in which there is a conflict of interest or when the CAE decides, by majority, to hold an executive session without the presence of members of the management. The Compliance and Conformity Officer shall not have the right to vote in the deliberations of the CAE.

The S-CA shall make available, on the Corporate Governance Portal, to the Compliance and Conformity Officer, within five (5) business days after validation by the members of the CAE, a full copy of the minutes of the Committee's meetings, as well as the approved reports, opinions and recommendations. The Compliance and Conformity Officer must maintain confidentiality regarding the information received, observing the same confidentiality duties applicable to CAE members.

4.7.1. Quarterly Meetings with the Chief Compliance and Conformity Officer

The CAE will hold at least four (4) ordinary meetings per year with the Compliance and Conformity Officer, preferably quarterly, to report, monitor and discuss: (i) the status of implementation of the Company's compliance program; (ii) the main compliance risks identified and respective mitigation plans; (iii) the progress of relevant internal investigations; (iv) the effectiveness of internal controls related to compliance; and (v) the planning of compliance activities for the subsequent period. Such meetings may be held in conjunction with the regular meetings of the CAE or in specific sessions, at the discretion of the CAE Coordinator, subject to the availability of the Compliance and Conformity Officer.

4.8. Conflict of Interest

If any of the members of the Committee is in a situation of conflict of interest with a certain matter to be considered, they must promptly manifest themselves to the Coordinator or to the S-CA, being prevented from deliberating or otherwise intervening in the subject matter of the conflict. The impediment of the participation of the member of the Committee will be recorded in the minutes of the meeting. If you fail to express your conflict of interest, any member of the Committee who is aware of the situation must do so. Exceptionally, to protect its interests, the Company, by decision of the Legal Area, may restrict the access by conflicting members to information and materials related to the subject of conflict of interest, as well as to the part of the meeting that deals with the subject.

4.9. Prohibitions

The members of the Committee are prohibited from:

i.	receiving any undue or disproportionate advantage due to the exercise of the position;
ii.	use, for his own benefit or that of others, with or without prejudice to the Company, the commercial and investment opportunities of which he is aware, due to the exercise of his position;
iii.	omit to exercise or protect the Company's rights or, to obtain advantages, for oneself or for others, fail to take advantage of business opportunities of interest to the Company;
iv.	acquire, to resell at a profit, an asset or right that he/she knows is necessary for the Company or that the Company intends to acquire;
v.	using privileged information to obtain an advantage for oneself or for others; e
vi.	participate directly or indirectly in the management of companies competing with the Company or its subsidiaries.

4.10. Duties

Without prejudice to the duties imposed by the applicable legislation – in particular the LSA – and by the Bylaws, the members of the CAE shall:

i.	observe their personal and professional commitments, to ensure the dedication of time necessary for the exercise of their functions in the Committee;
ii.	to present themselves to the meetings properly prepared, with prior knowledge of all topics and documents made available;

iii.	declare, prior to the resolution, any private or professional interest conflicting with the interests of the Company, refraining from discussion and deliberation on the matter in question; e
iv.	maintain an impartial and skeptical posture in the performance of its activities, ensuring the adoption of the best Corporate Governance practices.

4.11. Secretariat of the Committee

The Committee will have the support of the SCA, which will provide administrative, technical and procedural support to the activities of the CAE.

It is incumbent upon the SCA, under the supervision of the CAE Coordinator:

i.	prepare, together with the Coordinator, the topics and agendas of the meetings, observing the Basic Agenda and the annual calendar of the Committee;
ii.	arrange for all call meetings, including members and guests;
iii.	to expedite the fulfillment of the requests of the members of the Committee regarding the matters submitted;
iv.	review and standardize the materials and executive summaries sent by the responsible areas;
v.	supervise the preparation, consolidation and timely distribution of the previous material;
vi.	coordinate the logistics of the meetings, including remote presence, credentials and information security;
vii.	prepare, distribute, collect signatures and file the minutes of the meetings;
viii.	prepare reports, executive summaries and recommendations of the Committee for forwarding to the Board of Directors, when applicable.

4.12. Document Management and Confidentiality

The CAE will have broad, timely and complete access to all documents, reports, systems, information and materials necessary for the exercise of its duties, including those from the Internal Audit, Independent Audit, Internal Controls, Compliance, Risk Management and other areas of the Company.

The document management related to the work of the CAE will observe formal information security standards, including: (i) secrecy and confidentiality; (ii) secure storage; (iii) restricted access control; and (iv) institutionalized flow of information through the S-CA.

The minutes of the CAE's meetings may be made available in full or in the form of an extract, upon resolution of the Committee, subject to confidentiality restrictions arising from sensitive information, ongoing investigations or protection of the Company's legitimate interest.

Communications between CAE members and their advisors, internal or external, must be carried out under secrecy and confidentiality, and their disclosure to unauthorized third parties is prohibited, except in the cases provided for by law or at the request of competent authorities.

The S-CA is responsible for ensuring that all documents, agendas, presentations, opinions, reports and support materials of the CAE are organized, recorded, maintained and filed in accordance with the Company's internal standards and norms of Corporate Governance, information security and document management.

The confidentiality of the information passed by each of the members of the Committee is and will remain confidential even if the member ceases to be a member of the Committee and will extend for a period of eight (8) years after his or her departure.

4.13. General Provisions

In the event of any conflict between these Rules and the Company's Bylaws, the latter shall prevail and these Rules shall be amended, to the extent necessary.

These Internal Regulations were approved at the ordinary meeting of Braskem's Board of Directors held on June 8, 2026 and will be made available on the Company's website.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.